April 9, 2014

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ronald Winfrey

Re:	Red Mountain Resources, Inc.
Form 10-K for Fiscal Year Ended May 31, 2013
Filed September 13, 2013
File No. 0-54444

Dear Mr. Winfrey:

On behalf of Red Mountain Resources, Inc. (the “Company”), reference is made to the letter dated March 26, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended May 31, 2013, filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2013 (the “Form 10-K”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Properties, page 46

Summary of Oil and Natural Gas Reserves, page 50

1.	On page 50, for prices used in your proved reserve estimates, you state “the natural gas price of $5.08 per MMBtu(sic) is adjusted for high Btu energy content, transportation fees and a regional price differential.” It appears the natural gas price should be $5.08/MCF. Please correct this here and elsewhere if appropriate.

Response:

The Company acknowledges the Staff’s comment and confirms that the natural gas price is $5.08/MCF. The Company will make this correction in future filings.

2.	We note that the average of the 12 first day of the month natural gas sales prices (i.e., $5.08/MCFG) is $1.68/MCFG higher than your average historical gas sales price (i.e., $3.40/MCFG as disclosed on page 53). Given that the prices are both averages – the historical figures are production volume weighted while the first day of the month figures are not – please explain to us the reason(s) for the difference between these prices.

Response:

During 2013, the Company’s average historical price of gas was $3.40 per Mcf (the “Average Historical Price”). The Company’s reserve report as of June 1, 2013 prepared by Cawley, Gillespie & Associates, Inc. reports the average of the 12 first days of the month prices of $3.31 per MMBtu. This price is adjusted to $5.08 per Mcf (the “Adjusted Price”) in the reserve report for basis differentials, hydrocarbon quality, and transportation/processing/gathering fees. The Adjusted Price is higher than the Average Historical Price due to (i) regional and energy content price differences resulting from the consolidation of Cross Border Resources, Inc. (“Cross Border”), (ii) reversals of certain Cross Border accruals during the three month ended June 30, 2013 that reduced the Company’s reported historical price per Mcf during the three month ended May 31, 2013 and (iii) production mix changes to properties with higher prices per Mcf. These factors are explained in greater detail below:

First, on February 1, 2013, the Company began consolidating the results of operations of Cross Border. As a result, Cross Border was included in the Company’s results of operations for only the final four months of fiscal 2013. As disclosed in Cross Border’s Form 10-Q for the quarter ended June 30, 2013, Cross Border realized an average sales price of $5.41 per Mcf during the six months ended June 30, 2013. This higher average sales price did not meaningfully raise the Average Historical Price, which is production weighted.

Second, during the three month ended June 30, 2013, the Company reversed $0.3 million of accruals for prior periods related to Cross Border. These particular reversals decreased natural gas revenue, but did not decrease natural gas volumes. As a result, during the three months ended May 31, 2013, the Company reported an average sales price per Mcf of $3.68. Without the reversal of the accruals, the Company would have reported an average sales price per Mcf of $4.98. These reversals lowered the Company’s reported Average Historical Price for 2013.

Finally, due to the consolidation of Cross Border and other production mix changes, the Company’s natural gas production mix changes over the life of its properties as development is focused on properties with higher energy content and, as a consequence, higher natural gas prices. These changes do not impact the Average Historical Price.

3.	On page 51, you state “During fiscal 2013, we added estimated proved reserves of 2.5 MMBoe through our acquisitions, including the acquisition of Cross Border…” and “During fiscal 2013, we added estimated proved undeveloped reserves of 1.0 MMBoe through the acquisition of Cross Border.” In their annual report on Form 10-K, Cross Border disclosed total proved reserves and proved undeveloped reserves of 1,554 MBOE and 527 MBOE, respectively, for the fiscal year ended December 31, 2012. With applicable figures and reasonable detail, please explain the reasons for these differences.

Response:

Of the 2.5 MMBoe increase in proved reserves through acquisitions, 2.0 MMBoe was attributable to the consolidation of Cross Border. The remaining 0.5 MMBoe increase was attributable to other acquisitions made by the Company, which consisted of 0.4 MMBoe from the acquisition of properties from Bamco Gas, LLC and 0.1 MMBoe from increased ownership interest in the Company’s Madera Prospect. Of the 2.0 MMBoe proved reserves attributable to Cross Border, 1.0 MMBoe was undeveloped.

Following the consolidation of Cross Border, the Company identified additional reserves on Cross Border’s properties, which reserves had not been identified and included in Cross Border’s reserves report as of December 31, 2012. The 2.0 MMBoe increase in reserves attributable to Cross Border represented the reserves held by Cross Border as of February 1, 2013, the consolidation date, as calculated by the Company in accordance with generally accepted accounting principles in connection with the preparation of the Company’s financial statements for the fiscal year ended May 31, 2013.

Summary of Oil and Natural Gas Properties and Projects, page 53

4.	We note that your operations are primarily located in the Permian Basin and onshore Gulf Coast of Texas. Item 1204(a) of Regulation S-K specifies that the disclosure of historical production shall be made by geographical area and for each country and field that contains 15% or more of the registrant’s total proved reserves expressed on an oil-equivalent-barrels basis unless prohibited by the country in which the reserves are located. Please expand your disclosure here to include such fields’ production history or tell us why this type of disclosure is not required.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that footnote 1 to the table under “Production, Price and Cost History” on page 53 of the Form 10-K discloses net production sold for the Madera Prospect and the Lusk Prospect for each of the three fiscal years ended May 31, 2013. No other field contained 15% or more of the Company’s total proved reserves.

Developed and Undeveloped Acreage, page 54

5.	We note the disclosure of significant undeveloped acreage expiry over the next three years. Please tell us about the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Response:

All of the Company’s acreage expiring over the next three years is located in unproved areas, with approximately 1,425 acres in the East Ranch and West Ranch Prospects, approximately 5,215 acres in central Kansas, and the remainder in the Pawnee Prospect and the Jackson Bough C Prospect. All of the Company’s proved undeveloped reserves are located in properties that are held by existing production.

Exhibit 99.1

6.	Please file a third party report that complies with the requirements of Item 1202(a)(8) of Regulation S-K: (i) The purpose for which the report was prepared and for whom it was prepared; (ii) The date on which the report was completed; (iv) The data and procedures used, including the percentage of the registrant’s total reserves reviewed in connection with the preparation of the report, and; (x) The signature of the third party. Include the third party’s responsible person’s technical qualifications as required by Item 1202(a)(7) of Regulation S-K.

Response:

The Company has provided a copy of this comment to, and discussed it with, Cawley, Gillespie & Associates, Inc. and has the following responses:

(i) The purpose for which the report was prepared and for whom it was prepared;

The Company believes the first sentence of the reserves report states the purpose for which it was prepared: “As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the captioned interests.” The Company also believes it is clear that the report was prepared for the Company, considering that the report is addressed to the Company and the first sentence of the report begins with “As requested.” While the Company believes the statement complies with the requirements of Regulation S-K Item 1202(a)(8)(i), the Company will undertake to file on Form 8-K a revised report, from Cawley, Gillespie & Associates, Inc. (the “Revised Report”) containing in the first paragraph the following description of the purpose for which the report was prepared:

“This report has been prepared for use in filings with the Securities and Exchange Commission by Red Mountain.”

The Company will ensure that any reserves report included in future filings will contain the additional disclosure.

(ii) The date on which the report was completed;

The Company acknowledges the Staff’s comment and respectfully submits that it believes that the second sentence of the reserve report states the completion date of the report: “We completed our evaluation on August 14, 2013.” In addition, the Company believes that the date of the letter also specifies the completion date of the report. In an effort to clarify this description, the second sentence will be revised in the Revised Report as follows:

“We completed this report on August 14, 2013.”

The Company will ensure that any reserves report included in future filings will contain the revised disclosure.

(iv) The data and procedures used, including the percentage of the registrant’s total reserves reviewed in connection with the preparation of the report, and;

The Company respectfully directs the Staff to the third sentence of the reserves report, which it believes discloses the percentage of the registrant’s total reserves reviewed in connection with the preparation of the report, as requested by the Staff: “It is our understanding that the proved reserves estimates in this report constitute 100 percent of all proved reserves owned by Red Mountain Resources, Inc. (“Red Mountain”).”

The Company respectfully directs the Staff to the following excerpt from the reserves report, which it believes discloses the data and procedures used, as requested by the Staff:

“The reserve estimates were based on interpretations of factual data furnished by Red Mountain. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report. Ownership interests were supplied by Red Mountain and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.”

(x) The signature of the third party.

The reserves report contains the conformed signature of the firm, the form of signature commonly used by professional firms. While the Company believes this complies with Regulation S-K Item 1202(a)(8)(x), which does not specify that the signature of a natural person is required, the Company will undertake to have the Revised Report, and any reserves reports included in future filings, signed by the individual who prepared the report on behalf of the firm.

Include the third party’s responsible person’s technical qualifications as required by Item 1202(a)(7) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to pages 51 and 52 of the Form 10-K, which provide the disclosure required under Regulation S-K Item 1202(a)(7). While the Company believes this information is not required to be included in the reserve report under Regulation S-K Item 1202(a)(8), the Company will undertake to include in the Revised Report the third party’s responsible person’s technical qualifications. The Company will ensure that any reserves report included in future filings will contain the additional disclosure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any further comments or questions, please contact the undersigned at (214) 969-2891.

Very truly yours,

/s/ Alan Barksdale

Alan Barksdale, Chief Executive Officer

cc:	Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

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